UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39179

Addex Therapeutics Ltd
(Translation of registrant's name into English)

Chemin des Mines 9,
CH-1202 Geneva,
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On October 29, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated October 29, 2026

INCORPORATION BY REFERENCE

Exhibits 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-291644) of Addex Therapeutics Ltd and the registration statement on Form S-8 (Registration No. 333-255124 and No. 333-272515) of Addex Therapeutics Ltd (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors related to our business set forth in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on May 15, 2026. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)

Date: October 29, 2026	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated October 29, 2026